October 7, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

        Susan Block

        Kristin Lochhead

        Kate Tillan

Re:	Galecto, Inc.

Draft Registration Statement on Form S-1

Submitted September 2, 2020

CIK No. 0001800315

Ladies and Gentleman:

This letter is submitted on behalf of Galecto, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 confidentially submitted on September 2, 2020 (the “Registration Statement”) as set forth in the Staff’s letter dated September 29, 2020 to Hans Schambye, Chief Executive Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

In one of the opening paragraphs, please include your net income and net loss for the most recent audited period and any interim stub provided, as applicable. Please also disclose here that you have not had any products approved for sale and have not generated any product revenue, as you disclose on page 88.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of the amended Registration Statement (the “Amended Form S-1”) in response to the Staff’s comment.

Securities and Exchange Commission

October 7, 2020

Recent Developments, page 3

2.

We note your disclosure that the “COVID-19 pandemic may negatively impact [your] business, financial condition and results of operations by decreasing or delaying the enrollment of patients in [your] clinical trials or otherwise causing interruptions or delays in our programs and services.” Please revise to discuss in greater detail if and how your clinical trials have been affected. Please also revise any associated risk factors to specifically discuss if and how COVID-19 has actually impacted your clinical trials. In this regard, we note the last risk factors on pages 19 and 58 appear generic and do not specifically discuss if and how your clinical trials have been impacted.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 19 and 60 of the Amended Form S-1 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 5

3.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

Cautionary Note Regarding Forward-Looking Statements, page 75

4.

We note your reference here to the Private Securities Litigation Reform Act of 1995. Please note that the PSLRA safe harbor provisions do not apply to initial public offerings. Refer to Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 77 of the Amended Form S-1 in response to the Staff’s comment.

Securities and Exchange Commission

October 7, 2020

Use of Proceeds, page 78

5.

We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of our programs in myelofibrosis, NASH and oncology. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates, namely GB1211 and GB2064.

RESPONSE: The Company respectfully advises the Staff that it will revise its disclosure regarding its expected use of proceeds from this offering and its cash and cash equivalents on hand substantially based on the current format included in the Registration Statement, including with respect to a Phase 3 clinical trial for GB0139 and Phase 2 clinical trials for GB1211 and GB2064 once it has an estimate of the anticipated proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Comparison of the Years Ended December 31, 2019 and 2018, page 92

6.

As indicated in FRC 501.01, MD&A is intended to give an investor an opportunity to view a registrant through the eyes of its management. Given the significance of your research and development costs, please consider including disaggregated disclosure of the nature of expenses incurred for each period.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 95 of the Amended Form S-1 in response to the Staff’s comment.

Critical Accounting Policies and Significant Judgments and Estimates Equity-based Compensation, page 97

7.

We note from page F-24 that in June 2020, the board of directors granted 471,500 stock options. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s request for an explanation of how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price, once available, and the Company will provide the requested information once it has an estimated offering price range.

Securities and Exchange Commission

October 7, 2020

Narrative Disclosure to Summary Compensation Table, page 148

8.	Please file the Letter Agreements with Mr. Schambye and Mr. Pedersen as exhibits to your registration statement or tell us why you believe this is not necessary.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Letter Agreements with each of Mr. Schambye and Mr. Pedersen will be filed with the Amended Form S-1.

Principal Stockholders, page 156

9.

Please disclose in a footnote the natural person or persons that have voting and dispositive control of the shares for the entities listed in the table as 5% or greater stockholders. Please also clarify which entities you are referring to in regards to Entities Affiliated with OrbiMed and Entities Affiliated with Bay City Capital, or advise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 163-166 of the Amended Form S-1 in response to the Staff’s comment.

Exclusive forum, page 163

10.

Please reconcile the disclosure in this section with the disclosure contained in the last risk factor on page 73. In this regard, we note that your federal exclusive forum provision disclosure appears inconsistent, namely by identifying different federal jurisdictions for the adjudication of claims.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 172 of the Amended Form S-1 in response to the Staff’s comment.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

11.	Please disclose your accounting policy for cash equivalents. Refer to ASC 230-10-50-1.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page F-10 of the Amended Form S-1 in response to the Staff’s comment.

General

12.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

RESPONSE: The Company respectfully advises the Staff that the Amended Form S-1 contains all of the graphic, visual or photographic material contemplated to be included in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

* * * * *

Securities and Exchange Commission

October 7, 2020

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

GOODWIN PROCTER LLP

cc: Hans Schambye, Chief Executive Officer, Galecto, Inc.